Exhibit 99.1

October 16, 2025

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over October 15-16, 2025, considered and approved the financial results of the Company for the quarter and half year ended September 30, 2025, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Please find enclosed the Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter and half year ended September 30, 2025, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on October 15, 2025 at 4:10 PM. The Board of Directors finally approved the financial results for the said period at their meeting held on October 16, 2025, which concluded at 3:35 PM.

Thanking You,

For Wipro Limited
/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

ENCL: As above

Deloitte	Chartered Accountants
Haskins & Sells LLP	Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three and six months ended September 30, 2025 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three and six months ended September 30, 2025.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three and six months ended September 30, 2025. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

Deloitte

Haskins & Sells LLP

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, October 16, 2025

WIPRO LIMITED

CIN- L32102KA1945PLC020800 ; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website: www.wipro.com; Email: info@wipro.com; Tel:+91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS

ENDED SEPTEMBER 30, 2025 UNDER Ind AS

	(₹ in millions, except share and per share data, unless otherwise stated)
		Three months ended			Six months ended		Year ended
	Particulars	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Income
I	Revenue from operations	177,700	171,954	172,262	349,654	340,215	685,750
II	Other income	8,923	20,423	10,660	29,346	17,519	39,477

III	Total Income (I+II)	186,623	192,377	182,922	379,000	357,734	725,227

IV	Expenses
	a) Purchases of stock-in-trade	987	268	675	1,255	1,236	2,113
	b) Changes in inventories of stock-in-trade	(146)	134	(101)	(12)	(140)	90
	c) Employee benefits expense	98,468	94,992	97,648	193,460	192,252	383,850
	d) Finance costs	2,827	2,461	2,460	5,288	4,619	10,018
	e) Depreciation, amortisation and impairment expense	3,510	3,621	3,732	7,131	7,530	15,013
	f) Sub-contracting and technical fees	30,911	31,081	28,143	61,992	55,444	112,812
	g) Facility expenses	2,728	3,356	3,006	6,084	6,148	12,350
	h) Travel	2,766	3,201	3,179	5,967	6,481	11,646
	i) Communication	609	558	631	1,167	1,152	2,335
	j) Legal and professional charges	1,818	1,004	1,939	2,822	3,190	7,189
	k) Software license expense for internal use	4,264	4,011	3,932	8,275	7,708	16,023
	l) Marketing and brand building	787	777	710	1,564	1,372	3,117
	m) Other expenses	1,947	1,737	(595)	3,684	(58)	2,546

	Total Expenses (IV)	151,476	147,201	145,359	298,677	286,934	579,102

V	Profit before tax (III-IV)	35,147	45,176	37,563	80,323	70,800	146,125
VI	Tax expense
	a) Current tax	9,783	8,959	9,421	18,742	18,809	39,934
	b) Deferred tax	(778)	(744)	695	(1,522)	497	(2,940)

	Total tax expense (VI)	9,005	8,215	10,116	17,220	19,306	36,994

VII	Profit for the period (V-VI)	26,142	36,961	27,447	63,103	51,494	109,131

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	303	(183)	463	120	703	316
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(13)	(1)	10	(14)	8	(9)
	Deferred taxes relating to items that will not be reclassified to profit or loss	(72)	45	(116)	(27)	(178)	(73)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	73	(361)	(495)	(288)	(483)	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	(987)	225	(138)	(762)	(23)	193
	Net change in fair value of forward contracts designated as cash flow hedges	(2,362)	45	(736)	(2,317)	(440)	(787)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(643)	700	452	57	673	1,189

1

	Deferred taxes relating to items that will be reclassified to profit or loss	895	(90)	289	805	131	(24)

	Total other comprehensive income for the period, net of taxes	(2,806)	380	(271)	(2,426)	391	557

IX	Total comprehensive income for the period (VII+VIII)	23,336	37,341	27,176	60,677	51,885	109,688

X	Paid up equity share capital (Par value ₹2 per share)	20,968	20,965	10,463	20,968	10,463	20,944
XI	Reserve excluding revaluation reserves as per balance sheet						613,930
XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	2.50	3.53	2.63	6.03	4.93	10.44
	Diluted (in ₹)	2.49	3.52	2.61	6.01	4.91	10.40

1.

The audited standalone financial results for the three and six months ended September 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on October 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three and six months ended September 30, 2025.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which arc prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules. 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian Rupees {₹ in millions) except share and per share data, unless otherwise stated.

3.

Vide its order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1. 2025. The Scheme has been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Accordingly, the carrying value of assets, liabilities and reserves pertaining to these entities as appearing in the consolidated financials statements of Wipro Limited has been recognised in the standalone financial statements of Wipro Limited on account of merger effective April 01, 2024.

4.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

5.

Gain/(loss) on sale of property, plant and equipment, for the three and six months ended September 30, 2025, includes gain on transfer of building of ₹ 405 and for the three and six months ended September 30, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

6.	Other expenses are net of insurance claim received of ₹ 1,805 for the three and six months ended September 30, 2024 and year ended March 31, 2025.

7.

Earnings per share for the three and six months ended September 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e, 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

2

8.	Balance Sheet:

	As at September 30, 2025	As at March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	68,597	70,517
Right-of-Use assets	14,621	12,909
Capital work-in-progress	2,326	1,785
Goodwill	6,082	6,082
Other intangible assets	575	721
Financial assets
Investments	254,587	204,399
Derivative assets	—	^
Other financial assets	3,721	3,538
Deferred tax assets (net)	1,420	453
Non-current tax assets (net)	5,641	7,075
Contract assets	1,728	—
Other non-current assets	6,574	5,474

Total non-current assets	365,872	312,953

Current assets
Inventories	629	622
Financial assets
Investments	378,755	409,568
Derivative assets	17	1,578
Trade receivables	83,415	80,796
Unbilled receivables	48,672	37,436
Cash and cash equivalents	36,353	44,342
Other financial assets	6,443	5,973
Current tax assets (net)	5,910	3,781
Contract assets	7,957	9,815
Other current assets	24,948	22,408

Total current assets	593,099	616,319

TOTAL ASSETS	958,971	929,272

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,968	20,944
Other equity	623,953	613,930

TOTAL EQUITY	644,921	634,874

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	14,402	11,978
Other financial liabilities	874	1,051
Provisions	2,985	2,600
Deferred tax liabilities (net)	—	1,315
Non-current tax liabilities (net)	37,452	38,525
Other non-current liabilities	15,191	12,703

Total non-current liabilities	70,908	68,172

Current liabilities
Financial liabilities
Borrowings	61,500	60,500
Lease liabilities	3,548	3,813
Derivative liabilities	4,461	968
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	1,821	1,286
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	63,017	66,537
Other financial liabilities	22,711	22,656
Contract liabilities	16,618	15,162
Other current liabilities	9,419	10,037
Provisions	15,103	13,167
Current tax liabilities (net)	44,944	32,100

Total current liabilities	243,142	226,226

TOTAL LIABILITIES	314,050	294,398

TOTAL EQUITY AND LlABILITIES	958,971	929,272

^Value is less than ₹ 0.5

3

9.	Statement of Cash Flows:

	For the six months ended September 30,
	2025	2024
Cash flows from operating activities
Profit for the period	63,103	51,494
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(490)	(813)
Depreciation, amortisation and impairment expense	7,131	7,530
Unrealised exchange (gain)/loss and net exchange (gain)/loss on loans to subsidiaries	(69)	(248)
Share-based compensation expense	1,400	2,258
Income tax expense	17,220	19,306
Lifetime expected credit loss/(write-back)	1,812	424
Finance and other income, net of finance costs	(21,026)	(11,539)
Changes in operating assets and liabilities
(increase)/Decrease in trade receivables	(4,170)	3,576
(Increase)/Decrease in unbilled receivables and contract assets	(11,367)	(4,503)
(Increase)/Decrease in inventories	(7)	(132)
(Increase)/Decrease in other financial assets and other assets	(2,543)	1,479
increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	(1,088)	8,876
Increase/(Decrease) in contract liabilities	1,456	159

Cash generated from operating activities before taxes	51,362	77,867

Income taxes paid, net	(7,666)	(5,701)

Net cash generated from operating activities	43,696	72,166

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(5,116)	(2,671)
Proceeds from disposal of property, plant and equipment	597	1,437
Payment for purchase of investments	(433,173)	(422,974)
Proceeds from sale of investments	452,040	323,251
Investment in subsidiaries	(33,548)	—
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	14,439	12,946
Dividend received	9,104	874

Net cash generated from/(used in) investing activities	4,343	(87,437)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	24	13
Repayment of borrowings	(115,000)	(65,500)
Proceeds from borrowings	116,000	89,000
Payment of lease liabilities including interest	(2,881)	(2,556)
Payment of dividend	(52,354)	—
Interest and finance costs paid	(2,069)	(2,179)

Net cash generated from/(used in) financing activities	(56,280)	18,778

Net increase/(decrease) in cash and cash equivalents during the period	(8,241)	3,507
Effect of exchange rate changes on cash and cash equivalents	252	41
Cash and cash equivalents at the beginning of the period	44,342	39,055

Cash and cash equivalents at the end of the period	36,353	42,603

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 16, 2025	Chairman

4

Deloitte	Chartered Accountants
Haskins & Sells LLP	Prestige Trade Tower, Level 19
46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India
Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2025 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three and six months ended September 30, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act,

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India.

Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

Deloitte

Haskins & Sells LLP

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results rep resent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No.110815)
UDIN:

Bengaluru, October 16, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2025 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six Month ended		Year ended
		September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Income
I	Revenue from operations	226,973	221,346	223,016	448,319	442,654	890,884
II	Other income	9,477	10,665	9,619	20,142	16,916	38,840

III	Total Income (I+II)	236,450	232,011	232,635	468,461	459,570	929,724

IV	Expenses
	a) Purchases of stock-in-trade	1,056	545	1,034	1,601	1,698	2,967
	b) Changes in inventories of stock-in-trade	(172)	121	(152)	(51)	(154)	195
	c) Employee benefits expense	136,163	134,275	134,695	270,438	266,988	533,477
	d) Finance costs	3,612	3,608	3,569	7,220	6,857	14,770
	e) Depreciation, amortisation and impairment expense	6,917	6,855	8,308	13,772	15,597	29,579
	f) Sub-contracting and technical fees	26,498	25,578	24,582	52,076	49,349	100,148
	g) Facility expenses	3,519	4,198	3,937	7,717	8,070	16,067
	h) Travel	3,338	3,788	3,836	7,126	7,773	14,095
	i) Communication	891	797	1,079	1,688	2,072	3,842
	j) Legal and professional charges	2,813	1,889	3,013	4,702	5,295	11,270
	k) Software license expense for internal use	5,253	4,961	4,702	10,214	9,307	19,338
	l) Marketing and brand building	900	883	838	1,783	1,642	3,591
	m) Lifetime expected credit loss/ (write-back)	1,507	502	593	2,009	567	324
	n) Other expenses	1,483	1,478	(174)	2,961	1,473	5,358

	Total Expenses	193,778	189,478	189,860	383,256	376,534	755,021

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254
VI	Profit before tax (III-IV+V)	42,824	42,583	42,778	85,407	82,994	174,957
VII	Tax expense
	a) Current tax	11,334	10,051	11,152	21,385	21,520	45,405
	b) Deferred tax	(1,134)	(833)	(640)	(1,967)	(1,158)	(2,628)

	Total tax expense	10,200	9,218	10,512	19,418	20,362	42,777

VIII	Profit for the period (VI-VII)	32,624	33,365	32,266	65,989	62,632	132,180

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	314	(317)	431	(3)	550	323
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(65)	(1)	156	(66)	(163)	(3,619)
	Deferred taxes relating to items that will not be reclassified to profit or loss	(73)	88	(111)	15	(172)	94
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	13,187	6,566	5,092	19,753	3,694	7,216
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	—	—	13	—	13	(41)
	Net change in time value of option contracts designated as cash flow hedges	73	(361)	(495)	(288)	(483)	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	(987)	225	(138)	(762)	(23)	193
	Net change in fair value of forward contracts designated as cash flow hedges	(2,362)	(4)	(911)	(2,366)	(609)	(993)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	(643)	700	452	57	673	1,189
	Deferred taxes relating to items that will be reclassified to profit or loss	896	(77)	338	819	179	34

	Total other comprehensive income for the period, net of taxes	10,340	6,819	4,827	17,159	3,659	4,148

	Total comprehensive income for the period (VIII+IX)	42,964	40,184	37,093	83,148	66,291	136,328

X	Profit for the period attributable to:
	Equity holders of the Company	32,462	33,304	32,088	65,766	62,120	131,354
	Non-controlling interests	162	61	178	223	512	826

		32,624	33,365	32,266	65,989	62,632	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	42,730	40,120	36,919	82,850	65,785	135,480
	Non-controlling interests	234	64	174	298	506	848

		42,964	40,184	37,093	83,148	66,291	136,328

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,968	20,965	10,463	20,968	10,463	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						802,697

XIII Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each)
	(EPS for the three and six months ended periods are not annualised)
	Basic (in ₹)	3.10	3.18	3.07	6.28	5.94	12.56
	Diluted (in ₹)	3.09	3.17	3.06	6.26	5.93	12.52

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on October 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2025.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2025, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the three and six months ended September 30, 2025, includes gain on transfer of building of ₹ 405 and for the three and six months ended September 30, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

4.	Other expenses are net of insurance claim received ₹ 1,805 for the three and six months ended September, 2024 and year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at September 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE (2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%

	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l.		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park	Saudi Arabia	100.00%
Wipro Doha LLC	Technologies Limited	Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Service Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South (Africa Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%
Wipro Technologies SRL		Romania	100.00%
Wipro (Thailand) Co. Limited		Thailand	99.97%
Wipro Shanghai Limited		China	84.63%
Wipro Technologies Nigeria Limited		Nigeria	0.16%
Wipro Technologies Limited		Russia	0.01%

	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro,LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Digital Inc. (4)			USA	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.a.r.l has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)	Wipro Digital Inc. has been incorporated with effect from August 04, 2025, which is 100% held by the Company.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing lntermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Aasonn Philippines Inc.	Philippines	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd lrland	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%

	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s,r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2025, the Company held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SD Verse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April I, 2025.

6.	Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“ APMEA”),

Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial Services, Energy, Manufacturing and Resources, Capital Markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management be1ieves that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30. 2025, June 30, 2025, and September 30, 2024, six months ended September 30, 2025, September 30, 2024 and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Six Month ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	74,821	73,097	68,393	147,918	136,093	281,824
Americas 2	67,011	67,070	67,932	134,081	135,270	271,972
Europe	59,531	56,817	61,821	116,348	122,243	240,077
APMEA	25,042	23,816	23,811	48,858	47,314	94,351

Total of IT Services	226,405	220,800	221,957	447,205	440,920	888,224
IT Products	1,126	728	663	1,854	1,132	2,692

Total segment revenue	227,531	221,528	222,620	449,059	442,052	890,916

Segment result
IT Services
Americas 1	15,435	14,994	13,338	30,429	27,025	58,186
Americas 2	13,122	13,385	15,005	26,507	30,538	61,326
Europe	6,962	6,026	7,821	12,988	13,694	29,434
APMEA	3,308	2,979	3,070	6,287	5,511	12,850
Unallocated	(1,018)	750	(1,912)	(268)	(3,389)	(10,157)

Total of IT Services	37,809	38,134	37,322	75,943	73,379	151,639
IT Products	101	20	(183)	121	(230)	(173)
Reconciling Items	(81)	(2,430)	10	(2,511)	69	(195)

Total segment result	37,829	35,724	37,149	73,553	73,218	151,271

Finance costs	(3,612)	(3,608)	(3,569	(7,220)	(6,857)	(14,770)
Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
Share of net profit/ (loss) of associate and joint	152	50	3	202	(42)	254
venture accounted for using equity method

Profit before tax	42,824	42,583	42,778	85,407	82,994	174,957

Notes:

a)	‘‘Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part ofJT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 558, ₹ 182 and ₹ (396) for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024 respectively and ₹ 740 and ₹ (602) for the six months ended September 30, 2025, September 30, 2024 and ₹ 32 for the year ended March 31, 2025, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ 2,469 and ₹ Nil for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and ₹ 2,469 and ₹ Nil for the six months ended September 30, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
Amortisation and impairment expenses on intangible assets	1,670	1,625	2,919	3,295	4,701	7,909
Change in fair value of contingent consideration	^	48	(167)	48	(167)	(169)

^	Value is less than ₹ 0.5
f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,264, ₹ 436 and ₹ 1,306 for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively and ₹ 1,700 and ₹ 2,635 for the six months ended September 30, 2025, September 30, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of Property, plant and equipment of ₹ 464, ₹ 66 and ₹ 820 for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively and ₹ 530 and ₹ 843 for the six months ended September 30, 2025, September 30, 2024, respectively and ₹ 606 for the year ended March 31, 2025.

7,

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortisation and impairment.

8.

Earnings per share for the three and six months ended September 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.

On August 21. 2025, the Company entered into a definitive agreement to acquire the Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services for a total consideration including eamouts of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending December 31, 2025

10.	Audited Consolidated Balance Sheet

	As at
	September 30, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	76,048	78,473
Right-of-Use assets	28,079	25,598
Capital work-in-progress	2,676	1,964
Goodwill	334,564	320,346
Other Intangible assets	25,108	27,450
Investments accounted for using the equity method	1,586	1,327
Financial assets
Investments	42,831	26,458
Derivative assets	—	^
Trade receivables	638	299
Other financial assets	4,821	4,664
Deferred tax assets (net)	3,692	2,561
Non-current tax assets (net)	6,398	7,230
Contract assets	1,728	—
Other non-current assets	8,317	7,707

Total non-current assets	536,486	504,077

Current assets
Inventories	740	694
Financial assets
Investments	380,582	411,474
Derivative assets	17	1,820
Trade receivables	118,626	117,745
Unbilled receivables	74,475	64,280
Cash and cash equivalents	130,837	121,974
Other financial assets	8,919	8,448
Current tax assets (net)	8,617	6,417
Contract assets	14,982	15,795
Other current assets	31,541	29,128

Total current assets	769,336	777,775

TOTAL ASSETS	1,305,822	1,281,852

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,968	20,944
Other equity	834,893	802,697

Equity attributable to the equity holders of the Company	855,861	823,641
Non-controlling interests	1,906	2,138

TOTAL EQUITY	857,767	825,779

LIABILITIES
Non-current liabilities
Financial liabilities
Borrowings	—	63,954
Lease liabilities	25,119	22,193
Derivative liabilities	4	—
Other financial liabilities	5,503	7,793
Provisions	5,068	4,656
Deferred tax liabilities (net)	15,189	16,443
Non-current tax liabilities (net)	41,010	42,024
Other non-current liabilities	15,191	12,757

Total non-current liabilities	107,084	169,820

Current liabilities
Financial liabilities
Borrowings	128,507	97,863
Lease liabilities	8,011	8,025
Derivative liabilities	4,696	968
Trade payables	60,859	58,667
Other financial liabilities	34,396	33,463
Contract liabilities	21,315	20,063
Other current liabilities	14,863	15,085
Provisions	20,387	17,638
Current fax liabilities (net)	47,937	34,481

Total current liabilities	340,971	286,253

TOTAL LIABILITIES	448,055	456,073

TOTAL EQUITY AND LIABILITIES	1,305,822	1,281,852

^	Value is less than ₹ 0.5

11. Audited Consolidated Statement of Cash Flows

	Six months ended September 30,
	2025	2024
Cash flows from operating activities
Profit for the period	65,989	62,631
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(530)	(843)
Depreciation, amortisation and impairment expense	13,772	15,597
Unrealised exchange (gain)/loss, net	2,587	279
Share-based compensation expense	1,700	2,640
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(202)	42
Income tax expense	19,418	20,362
Finance and other income, net of finance costs	(11,652)	(9,818)
Change in fair value of contingent consideration	48	(167)
Lifetime expected credit loss/(write-back)	2,009	567
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	(408)	6,008
(Increase)/Decrease in unbilled receivables and contract assets	(9,979)	(4,034)
(Increase)/Decrease in Inventories	(40)	(145)
(lncrease)/Decrease in other financial assets and other assets	456	1,103
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	1,157	(4,216)
Increase/(Decrease) in contract liabilities	920	724

Cash generated from operating activities before taxes	85,245	90,731
Income taxes paid, net	(10,254)	(8,083)

Net cash generated from operating activities	74,991	82,648

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(6,114)	(5,017)
Proceeds from disposal of property, plant and equipment	678	1,459
Payment for purchase of investments	(438,513)	(423,829)
Proceeds from sale of investments	456,635	323,786
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	15,366	13,981
Dividend received	2	1

Net cash generated from/(used in) investing activities	28,054	(89,919)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	24	13
Repayment of borrowings	(154,690)	(66,333)
Proceeds from borrowings	118,303	89,835
Payment of lease liabilities	(5,616)	(5,054)
Payment for contingent consideration	(316)	—
Payment of deferred consideration on business combination	(216)	—
Interest and finance costs paid	(3,170)	(4,177)
Payment of dividend	(52,354)	—
Payment of dividend to Non-controlling interest holders	(569)	—

Net cash generated from/(used) in financing activites	(98,604)	14,284

Net increase in cash and cash equivalents during the period	4,441	7,013
Effect of exchange rate changes on cash and cash equivalents	4,422	591
Cash and cash equivalents at the beginning of the period	121,974	96,951

Cash and cash equivalents at the end of the period	130,837	104,555

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 16, 2025	Chairman

Chartered Accountants
Deloitte	Prestige Trade Tower, Level 19
Haskins & Sells LLP	46, Palace Road, High Grounds
Bengaluru-560 001
Karnataka, India

Tel: +91 80 6188 6000
Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three and six months ended September 30, 2025 (“the Statement”/” Consolidated Financial Results”) .

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three and six months ended September 30, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the !CAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg. Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Deloitte

Haskins & Sells LLP

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No.117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No.110815)
UDIN:

Bengaluru, October 16, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.Wipro.com; Email id-info@Wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30,2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Income
	a) Revenue from operations	226,973	221,346	223,016	448,319	442,654	890,884
	b) Foreign exchange gains/(losses), net	558	182	(396)	740	(602)	32

I	Total income	227,531	221,528	222,620	449,059	442,052	890,916

	Expenses
	a) Purchases of stock-in-trade	1,056	545	1,034	1,601	1,698	2,967
	b) Changes in inventories of stock-in-trade	(172)	121	(152)	(51)	(154)	195
	c) Employee benefits expense	136,163	134,275	134,695	270,438	266,988	533,477
	d) Depreciation, amortization and impairment expense	6,917	6,855	8,308	13,772	15,597	29,579
	e) Sub-contracting and technical fees	26,498	25,578	24,582	52,076	49,349	100,148
	f) Facility expenses	3,519	4,198	3,937	7,717	8,070	16,067
	g) Travel	3,338	3,788	3,836	7,126	7,773	14,095
	h) Communication	891	797	1,079	1,688	2,072	3,842
	i) Legal and professional fees	2,813	1,889	3,013	4,702	5,295	11,270
	j) Software license expense for internal use	5,253	4,961	4,702	10,214	9,307	19,338
	k) Marketing and brand building	900	883	838	1,783	1,642	3,591
	I) Lifetime expected credit loss/ (write-back)	1,507	502	593	2,009	567	324
	m) (Gain)/loss on sale of property, plant and equipment. net	(464)	(66)	(820)	(530)	(843)	(606)
	n) Other expenses	1,483	1,478	(174)	2,961	1,473	5,358

II	Total expenses	189,702	185,804	185,471	375,506	368,834	739,645

III	Finance expenses	3,612	3,608	3,569	7,220	6,857	14,770
IV	Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254

VI	Profit before tax [1-II-III+IV+V]	42,824	42,583	42,778	85,407	82,994	174,957

VII	Tax expense	10,200	9,218	10,512	19,418	20,362	42,777

VIII	Profit for the period [VI-VII]	32,624	33,365	32,266	65,989	62,632	132,180

	Other comprehensive income (OCI) Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	238	(229)	323	9	381	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(62)	(1)	153	(63)	(166)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	13,355	6,583	5,115	19,938	3,716	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	13	—	13	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	58	(274)	(368)	(216)	(364)	(189)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(744)	170	(103)	(574)	(18)	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,772)	(1)	(673)	(1,773)	(455)	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(565)	588	390	23	574	963

1

IX	Total other comprehensive income for the period, net of taxes	10,508	6,836	4,850	17,344	3,681	4,263

	Total comprehensive income for the period VIII+IX]	43,132	40,201	37,116	83,333	66,313	136,443

X	Profit for the period attributable to:
	Equity holders of the Company	32,462	33,304	32,088	65,766	62,120	131,354
	Non-controlling interests	162	61	178	223	512	826

		32,624	33,365	32,266	65,989	62,632	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	42,898	40,137	36,942	83,035	65,807	135,595
	Non-controlling interests	234	64	174	298	506	848

		43,132	40,201	37,116	83,333	66,313	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,968	20,965	10,463	20,968	10,463	20,944
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						807,365
XIII	Earning per share (EPS)
	Equity shares of par value of ₹ 2/- each) EPS for the three and six months ended periods are not annualized)
	Basic (in ₹)	3.10	3.18	3.07	6.28	5.94	12.56
	Diluted (in ₹)	3.09	3.17	3.06	6.26	5.93	12.52

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on October 16. 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees ₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and for the three and six months ended September 30, 2025. includes gain on transfer of building of ₹ (405).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the three and six months ended September 30, 2024 and year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at September 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE(2) DesignitA/S		UAE Denmark	100.00 100.00	% %
		Designit Denmark NS	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%

2

Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S,á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Services E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV(1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada-Limited	Canada	100.00%
	‘Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty td (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

3

	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Janan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro,LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NcxtGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private			India	60.00%
Limited
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Digital Inc. (4)			USA	100.00%
The Wipro SA Broad Based
Ownership Scheme Trust
	Wipro SA Broad Based Ownership			100.00%
	Scheme SPV (RF) (PTY) LTD
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	A Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.
(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

4

(4)	Wipro Digital Inc. has been incorporated with effect from August 04, 2025, which is 100% held by the Company.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V.(5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	l00.00%
		Aasom Philippines Inc.	Philippines	100.00%
		Razing B.V.	Netherlands	[00.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfiic Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company		Germany	100.00%
	GmbH
		Copco Austria GmbH	Austria	100.00%

5

	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Servicos E	Brazil	0.01%
		Consultoria Ltda
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdi\ngs Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Services Ltda		Brazil	100.00%
	Wipro Do Brasil Sistema’s De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistema’s De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands
	Rzing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Ptv Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2025. the Company held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme. the appointed date is April 1, 2025.

6

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)

- Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa {“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication,Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia-and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2025, June 30, 2025, September 30, 2024, six months ended September 30, 2025, September 30, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue lT Services
Americas 1	74,821	73,097	68,393	147,918	136,093	281,824
Americas 2	67,011	67,070	67,932	134,081	135,270	271,972
Europe	59,531	56,817	61,821	116,348	122,243	240,077
APMEA	25,042	23,816	23,811	48,858	47,314	94,351

Total of IT Services	226,405	220,800	221,957	447,205	440,920	888,224

IT Products	1,126	728	663	1,854	1,132	2,692

Total segment revenue	227,531	221,528	222,620	449,059	442,052	890,916

Segment result
IT Services
Americas 1	15,435	14,994	13,338	30,429	27,025	58,186
Americas 2	13,122	13,385	15,005	26,507	30,538	61,326
Europe	6,962	6,026	7,821	12,988	13,694	29,434
APMEA	3,308	2,979	3,070	6,287	5,511	12,850
Unallocated	(1,018)	750	(1,912)	(268)	(3,389)	(110,157)

Total of IT Services	37,809	38,134	37,322	75,943	73,379	151,639
IT Products	101	20	(183)	121	(230)	(173)
Reconciling Items	(81)	(2,430)	10	(2,511)	69	(195)

Total segment result	37,829	35,724	37,149	73,553	73,218	151,271

7

Finance expenses	(3,612)	(3,608)	(3,569)	(7,220)	(6,857)	(14,770)
Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254

Profit before tax	42,824	42,583	42,778	85,407	82,994	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 558, ₹ 182, and ₹ (396) for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively,₹ 740 and ₹ (602) for the six months ended September 30, 2025, September 30, 2024, and ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Ni ₹ 2,469 and ₹ Nil for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and ₹ 2,469 and ₹ Nil for the six months ended September 30, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30,2024	March 31, 2025
Amortization and impairment expenses on intangible assets	1,670	1,625	2,919	3,295	4,701	7,909
Change in fair value of contingent consideration	^	48	(167)	48	(167)	(169)

^	Value is less than 0.5

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,264, ₹ 436 and ₹ 1,306 for the three months ended September 30, 2025 June 30, 2025 and September 30, 2024, respectively and ₹ 1,700 and ₹ 2,635 for the six months ended September 30, 2025, September 30. 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of(gain)/loss on sale of property. plant and equipment of ₹ (464), ₹ (66) and ₹ (820) for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively, and ₹ (530) and ₹ (843) for the six months ended September 30, 2025, September 30, 2024, respectively, and ₹ (606) for the year ended March 31, 2025,

7.

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations, Consequently, the Company has recognized impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

8.

Earnings per share for the three and six months ended September 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.

On August 21, 2025, the Company entered into a definitive agreement to acquire the Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company. a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services for a total consideration including earnouts of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending December 31, 2025.

8

10. Audited Consolidated Balance Sheet

	As at March 31, 2025	As at September 30, 2025
ASSETS
Goodwill	325,014	339,417
Intangible assets	27,450	25,108
Property, plant and equipment	80,684	79,067
Right-of-Use assets	25,598	28,079
Financial assets
Derivative assets	^	—
Investments	26,458	42,831
Trade receivables	299	638
Other financial assets	4,664	4,821
Investments accounted for using the equity method	1,327	1,586
Deferred tax assets	2,561	3,692
Contract assets	—	1,728
Non-current tax assets	7,230	6,398
Other non-current assets	7,460	7,974

Total non-current assets	508,745	541,339

Inventories	694	740
Financial assets
Derivative assets	1,820	17
Investments	411,474	380,582
Cash and cash equivalents	121,974	130,837
Trade receivables	117,745	118,626
Unbilled receivables	64,280	74,475
Other financial assets	8,448	8,919
Contract assets	15,795	14,982
Current tax assets	6,417	8,617
Other current assets	29,128	31,541

Total current assets	777,775	769,336

TOTAL ASSETS	1,286,520	1,310,675

EQUITY
Share capital	20,944	20,968
Share premium	2,628	5,144
Retained earnings	716,477	731,071
Share-based payment reserve	6,985	6,169
Special Economic Zone Re-investment reserve	27,778	26,596
Other components of equity	53,497	70,766

Equity attributable to the equity holders of the Company	828,309	860,714

Non-controlling interests	2,138	1,906

TOTAL EQUITY	830, 447	862,620

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	—
Lease liabilities	22,193	25,119
Derivative liabilities	—	4
Other financial liabilities	7,793	5,503
Deferred tax liabilities	16,443	15,189
Non-current tax liabilities	42,024	41,010
Other non-current liabilities	17,119	20,031
Provisions	294	228

Total non-current liabilities	169,820	107,084

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	128,507
Lease liabilities	8,025	8,011
Derivative liabilities	968	4,696
Trade payables and accrued expenses	88,252	89,171
Other financial liabilities	3,878	6,084
Contract liabilities	20,063	21,315
Current tax liabilities	34,481	47,937
Other current liabilities	31,086	33,803
Provisions	1,637	1,447

Total current liabilities	286,253	340,971

TOTAL LIABILITIES	456,073	448,055

TOTAL EQUITY AND LIABILITIES	1,286,520	1,310,675

^	Value is less than 0.5

9

11.	Audited Consolidated Statement of Cash flows

	Six months ended September 30,
	2024	2025
Cash flows from operating activities
Profit for the period	62,632	65,989
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(843)	(530)
Depreciation, amortization and impairment expense	15,597	13,772
Unrealized exchange (gain)/loss, net	279	2,587
Share-based compensation expense	2,640	1,700
Share of net (profit)/loss of associate and joint venture accounted for using equity method	42	(202)
Income tax expense	20,362	19,418
Finance and other income, net of finance expenses	(9,818)	(11,652)
Change in fair value of contingent consideration	(167)	48
Lifetime expected credit loss/(write-back)	567	2,009
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	6,008	(408)
(increase)/Decrease in unbilled receivables and contract assets	(4,034)	(9,979)
(Increase)/Decrease in Inventories	(145)	(40)
(Increase)/Decrease in other financial assets and other assets	1,103	456
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(4,216)	1,157
Increase/(Decrease) in contract liabilities	724	920

Cash generated from operating activities before taxes	90,731	85,245
Income taxes paid, net	(8,083)	(10,254)

Net cash generated from operating activities	82,648	74,991

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(5,017)	(6,114)
Proceeds from disposal of property, plant and equipment	1,459	678
Payment for purchase of investments	(423,829)	(438,513)
Proceeds from sale of investments	323,786	456,635
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	13,981	15,366
Dividend received	1	2

Net cash generated from/(used in) investing activities	(89,919)	28,054

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	24
Repayment of loans and borrowings	(66,333)	(154,690)
Proceeds from loans and borrowings	89,835	118,303
Payment of lease liabilities	(5,054)	(5,616)
Payment for contingent consideration	—	(316)
Payment of deferred consideration on business combination	—	(216)
Interest and finance expenses paid	(4,177)	(3,170)
Payment of dividend	—	(52,354)
Payment of dividend to Non-controlling interest holders	—	(569)

Net cash generated from/(used) in financing activities	14,284	(98,604)

Net increase in cash and cash equivalents during the period	7,013	4,441
Effect of exchange rate changes on cash and cash equivalents	591	4,422
Cash and cash equivalents at the beginning of the period	96,951	121,974

Cash and cash equivalents at the end of the period	104,555	130,837

By order of the Board,	For Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: October 16, 2025	Chairman

10